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                                                                    Exhibit 14.1


                                THERMA-WAVE INC.
                                 CODE OF ETHICS

I.    INTRODUCTION, PURPOSE AND APPLICATION

      This Code of Ethics (the "Code") is adopted by the Board of Directors of Therma-Wave, Inc. and its subsidiaries (the "Company") to help us to ensure compliance with legal requirements, specifically Section 406 of the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission (the "SEC") rules promulgated thereunder, and is applicable to the actions and conduct of all employees, officers and directors of the Company in carrying out the business of the Company. The purpose of this Code is to provide guidance to our employees, officers and directors in order to help the Company to maintain the highest possible standards of ethical, moral and legal business conduct. It also provides a framework for ethical business conduct, recognizing that it is not possible to establish rules governing every possible instance that could potentially affect the reputation and business of the Company.

II.   ETHICAL CONDUCT

      It is the policy of the Company that each employee, officer and director will:

      1.    Act with honesty and integrity.
      2. Avoid actual conflicts of interest between personal and professional relations and disclose to senior management, a member of the Company's Audit Committee or Board of Directors any material transaction or relationship that reasonably could be expected to give rise to an actual or apparent conflict of interest;
      3. Promote full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities Exchange Commission or other public communications made by the Company;
      4.    Comply with applicable governmental laws, rules and regulations;
      5. Report promptly any conduct that the individual believes to be a violation of this Code to senior management, a member of the Company's Audit Committee or Board of Directors. It is against the Company's policy to retaliate in any way against an employee for good faith reporting of violations or suspected violations of this Code;
      6.    Promote accountability for adherence to the Code.


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III.  ACCOUNTABILITY

      Actual violations of this Code, including failures to report potential violations by others, can lead to disciplinary action at the Company's discretion, up to and including employment termination or removal from the Board of Directors.

IV.   WAIVER AND AMENDMENT

      The Company is committed to continuously reviewing and updating its policies and procedures. Therefore, this Code is subject to modification. Any amendment or waiver of any provision of this Code must be approved in writing by the Company's Board of Directors and promptly disclosed pursuant to applicable laws and regulations. Under the rules of the Nasdaq National Market, any waiver of the Code for executive officers or directors may be made only by the independent members of the Board of Directors and must promptly be disclosed to stockholders.


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